UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LexinFintech Holdings Ltd.

(Name of Issuer)

Ordinary Shares par value of $0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877 103	SCHEDULE 13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Matrix Partners China III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 32,841,077 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 32,841,077 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,841,077 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 10.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Matrix Partners China III Hong Kong Limited (“Matrix HK III”) ,Matrix Partners China III, L.P. (“Matrix China III”), Matrix Partners China III-A, L.P. (“Matrix China III-A”), Matrix China Management III, L.P. (“Matrix Management III”), Matrix China III GP GP, Ltd. (“Matrix III GP”) and Yibo Shao (“Shao,” collectively, with Matrix HK III, Matrix China III, Matrix China III-A, Matrix Management and Matrix III GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 32,841,077 Class A ordinary shares held indirectly by Matrix China III (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.
(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

CUSIP No. 528877 103	SCHEDULE 13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Matrix Partners China III-A, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 3,649,009
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 3,649,009
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,009
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 1.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.
(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

CUSIP No. 528877 103	SCHEDULE 13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Matrix China Management III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,490,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,490,086 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,490,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 11.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 32,841,077 Class A ordinary shares held indirectly by Matrix China III, and 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.
(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

CUSIP No. 528877 103	SCHEDULE 13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Matrix China III GP GP, Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,490,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,490,086 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,490,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 11.1% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 32,841,077 Class A ordinary shares held indirectly by Matrix China III, and 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.
(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

CUSIP No. 528877 103	SCHEDULE 13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Yibo Shao
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,490,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,490,086 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,490,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 11.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 32,841,077 Class A ordinary shares held indirectly by Matrix China III, and 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.
(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

CUSIP No. 528877 103	SCHEDULE 13G	Page 7 of 12 Pages

1.	Names of Reporting Persons Matrix Partners China III Hong Kong Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,490,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,490,086 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,490,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 11.1% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 36,490,086 Class A ordinary shares held directly by Matrix Partners China III Hong Kong Limited, of which 32,841,077 are held indirectly by Matrix China III, and 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.
(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

CUSIP No. 528877 103	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.	Issuer

(a)	Name of Issuer: LexinFintech Holdings Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

27/F, CES Tower, No. 3099 Keyuan South Road

Nanshan District, Shenzhen, 518052

People’s Republic of China

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(a)	Name of Person Filing

Matrix Partners China III, L.P. (“Matrix China III”)

Matrix Partners China III-A, L.P. (“Matrix China III-A”)

Matrix China Management III, L.P. (“Matrix Management III”)

Matrix China III GP GP, Ltd. (“Matrix III GP”)

Matrix Partners China III Hong Kong Limited

Yibo Shao (“Shao”)

(b)	Address of Principal Business Office or, if none, Residence

Matrix Partners China III, L.P.

Matrix Partners China III-A, L.P.

Matrix China Management III, L.P.

Matrix China III GP GP, Ltd.

Matrix Partners China III Hong Kong Limited

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Matrix Partners China III Hong Kong Limited

Yibo Shao

Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central

Hong Kong, China

(c)	Citizenship

Matrix Partners China III, L.P.: Cayman Islands

Matrix Partners China III-A, L.P.: Cayman Islands

Matrix China Management III, L.P.: Cayman Islands

Matrix China III GP GP, Ltd.: Cayman Islands

Matrix Partners China III Hong Kong Limited: Hong Kong

Yibo Shao: People’s Republic of China

CUSIP No. 528877 103	SCHEDULE 13G	Page 9 of 12 Pages

(d)	Title of Class of Securities: ordinary shares, par value of $0.0001 per share, of the issuer.

The issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible at the option of the holder into one Class A share. Class A ordinary shares are not convertible into Class B shares.

(e)	CUSIP No.: 528877 103

CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The following information with respect to the ownership of Class A Ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Persons	Class A Ordinary Shares Held Directly (1)	Class B Ordinary Shares Held Directly (1)	ADS Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
Matrix Partners China III Hong Kong Limited	36,490,086	0	0	36,490,086	36,490,086	36,490,086	11.1%
Matrix China III	0	0	0	32,841,077	32,841,077	32,841,077	10.0%
Matrix China III-A		0	0	3,649,009	3,649,009	3,649,009	1.1%
Matrix Management III (2)	0	0	0	36,490,086	36,490,086	36,490,086	11.1%
Matrix III GP (2)	0	0	0	36,490,086	36,490,086	36,490,086	11.1%
Shao (2)	0	0	0	36,490,086	36,490,086	36,490,086	11.1%

(1)	Consists of 36,490,086 Class A ordinary shares held directly by Matrix Partners China III Hong Kong Limited, of which 32,841,077 are held indirectly by Matrix China III, and 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited), all as of December 31, 2017.
(2)	Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

CUSIP No. 528877 103	SCHEDULE 13G	Page 10 of 12 Pages

(3)	This percentage is calculated based on a total of 327,718,139 Class A ordinary shares of the issuer outstanding, as reported in the issuer’s prospectus in connection with its initial public offering dated December 20, 2017, filed with the SEC on December 21, 2017, which takes into account the number of Class A ordinary shares in the form of ADSs issued in connection with the issuer’s initial public offering and assumes no exercise by the underwriters of their over-allotment option.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Matrix Partners China III Hong Kong Limited, Matrix Partners China III, L.P., Matrix Partners China III-A, L.P., Matrix China Management III, L.P., Matrix China III GP GP, Ltd. and Yibo Shao.

CUSIP No. 528877 103	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

MATRIX PARTNERS CHINA III HONG KONG LIMITED

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III-A, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA III GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao YIBO SHAO

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares of LexinFintech Holdings Ltd., and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

Dated: February 14, 2018

MATRIX PARTNERS CHINA III HONG KONG LIMITED

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III-A, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA III GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao YIBO SHAO